                                                           +------------------+
                                 UNITED STATES             |   OMB APPROVAL   |
                      SECURITIES AND EXCHANGE COMMISSION   +------------------+
                            Washington, D.C. 20549         |   OMB Number:    |
                                                           |    3235-0058     |
                                  FORM 12b-25              |     Expires:     |
                                                           | January 31, 2002 |
                          NOTIFICATION OF LATE FILING      |     Estimated    |
                                                           |  average burden  |
(Check One): [ ] Form 10-K  [ ] Form 20-F   [ ] Form 11-K  |   hours per      |
             [X] Form 10-Q  [ ] Form N-SAR                 |  response..2.50  |
                                                           +------------------+
For Period Ended:  June 30, 2001                           +------------------+
                                                           | SEC FILE NUMBER  |
                [ ] Transition Report on Form 10-K         |                  |
                [ ] Transition Report on Form 20-F         |     0-28462      |
                [ ] Transition Report on Form 11-K         +------------------+
                [ ] Transition Report on Form 10-Q         +------------------+
                [ ] Transition Report on Form N-SAR        |   CUSIP NUMBER   |
                                                           |    94748P104     |
For the Transition Period Ended: ________________________  +------------------+

+------------------------------------------------------------------------------+
| Read Instruction (on back page) Before Preparing Form. Please Print or Type | | Nothing in this form shall be construed to imply that the Commission has |
|                 verified any information contained herein.                   |
+------------------------------------------------------------------------------+

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------
PART I - REGISTRANT INFORMATION
Webb Interactive Services, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant

--------------------------------------------------------------------------------
Former Name if Applicable
1899 Wynkoop, Suite 600
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)
Denver, Colorado 80202
--------------------------------------------------------------------------------
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    | (a)  The reasons described in reasonable detail in Part III of this form
    |      could not be eliminated without unreasonable effort or expense;
    | (b)  The subject annual report, semi-annual report, transition report on
    |      Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
    |      filed on or before the fifteenth calendar day following the
[X] |      prescribed due date; or the subject quarterly report of transition
    |      report on Form 10-Q, or portion thereof will be filed on or before
    |      the fifth calendar day following the prescribed due date; and
    | (c)  The accountant's statement or other exhibit required by Rule
    |      12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Registrant delayed finalizing its report until the Registrant and its auditors resolved a financial reporting position related to Staff comments in connection with the pending amendment of the Annual Report on Form 10-KSB for the year ended December 31, 2000.

                                                 (Attach Extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     William R. Cullen                303               308-3225
     ----------------------------    --------------    -------------------------
               (Name)                 (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                [X] Yes [ ] No
     ---------------------------------------------------------------------------
(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
================================================================================

                        Webb Interactive Services, Inc.
          -----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  August 15, 2001                   By  /s/ William R. Cullen
    ------------------------------        --------------------------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

+----------------------------------ATTENTION-----------------------------------+
|                INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT                |
|         CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).         |
+------------------------------------------------------------------------------+
                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this chapter).


SEC 1344 (2-99)

PART IV - OTHER INFORMATION (3)

     In December 1999, we issued a warrant to the holder of our 10% note payable in connection with amending the terms of our 10% note payable to facilitate the subsequent sale of our series B preferred stock, which we completed in February 2000. We originally recorded the warrant, valued at $2,311,475, as a series B preferred stock offering cost. We have revised our accounting for this warrant to reflect it as a deferred financing asset related to the 10% note payable. Accordingly, we have revised the results of operations for subsequent periods to reflect the amortization of the $2,311,475 as additional non-cash interest expense from the date of issuance to the date of maturity for the 10% convertible note payable, August 25, 2002.

     As a result of the recharacterization of the warrant as noted above, the relative fair value of the series B preferred stock and the warrant issued therewith was also affected.

     These revisions and their impact on unaudited quarterly amounts are presented below.

Unaudited Condensed Consolidated Statement of Operations:

                                               Three Months Ended                                 Six Months Ended
                                                  June 30, 2000                                     June 30,2000
                                 --------------------------------------------      --------------------------------------------
                                      As Reported               As Revised              As Reported               As Revised

Loss from operations                     $(7,118,958)             $(7,118,958)            $(12,465,584)            $(12,465,584)
Interest income                              283,486                  283,486                  445,373                  445,373
Interest expense                            (172,961)                (280,170)                (347,951)                (618,919)
                                 -------------------      -------------------      -------------------      -------------------
Net loss from continuing
 operations                               (7,008,433)              (7,115,642)             (12,368,162)             (12,639,130)

Net loss from discontinued
 operations                                  (27,065)                 (27,065)                 (61,857)                 (61,857)

                                 -------------------      -------------------      -------------------      -------------------

Net loss                                  (7,035,498)              (7,142,707)             (12,430,019)             (12,700,987)
Preferred stock dividends                          -                        -                 (373,126)                (373,126)
Accretion of preferred stock to
 redemption value                                  -                        -              (12,500,000)             (12,500,000)
                                 -------------------      --------------------     -------------------       ------------------

Net loss applicable to common
 stockholders                            $(7,035,498)             $(7,142,707)            $(25,303,145)            $(25,574,113)

                                 ===================      ====================     =====================     ==================

Net loss per share, basic and
 diluted                                      $(0.77)                  $(0.78)                  $(2.84)                  $(2.88)

                                 ===================      ====================     =====================     ==================
Weighted average shares
 outstanding, basic and diluted
                                           9,112,440                9,112,440                8,888,848                8,888,848

                                 ===================      ===================      ===================      ===================

Unaudited Condensed Consolidated Balance Sheet:

                                                                                         December 31, 2000
                                                                         ----------------------------------------------
                                                                                As Filed                 As Revised

ASSETS
Current assets                                                                   $  6,264,566              $  6,264,566
Other assets                                                                        9,340,870                 9,340,870
Deferred financing costs (Note 1)                                                     104,893                   815,301
                                                                         --------------------      --------------------
     Total assets                                                                $ 15,710,329              $ 16,420,737
                                                                         ====================      ====================
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities                                                                      $  6,723,121              $  6,723,121
                                                                         --------------------      --------------------
Stockholders' equity:
  Preferred stock:                                                                    912,286                   912,286
  Common stock (Note 2)                                                            85,986,641                85,506,004
  Warrants and options  (Note 3)                                                   13,740,819                15,450,237
  Deferred compensation                                                              (402,137)                 (402,137)
  Other accumulated comprehensive income                                                1,371                     1,371
  Accumulated deficit                                                             (91,251,772)              (91,770,145)
                                                                         --------------------      --------------------
              Total stockholders' equity                                            8,987,208                 9,697,616
                                                                         --------------------      --------------------
              Total liabilities and stockholders' equity                         $ 15,710,329              $ 16,420,737
                                                                         ====================      ====================

Note 1: The increase in deferred financing costs represents the value of the warrant of $2,311,475 less amortization expense from date of issuance through December 31, 2000, totalling $518,373 and a reduction of $1,082,694 related to the conversion of one-half of the 10% note payable in February 2000.

Note 2: The decrease in common stock represents the $1,082,694 for the portion of the unamortized deferred financing costs taken against equity for conversion of one-half of the principal balance of the 10% note payable, offset by the $602,057 increase attributable to the beneficial conversion feature of the series B preferred stock after reallocation of the relative fair values of the securities issued in February 2000.

Note 3: The increase in warrants and options represents the increase in the warrant to purchase common stock issued with the series B preferred stock of $1,709,418 after reallocation of the relative fair values of the securities.